Exhibit 99.1

NaaS Technology Inc. Announces Adoption of New Share Incentive Plan

BEIJING, China, September 29, 2022 – NaaS Technology Inc. (NASDAQ: NAAS) (the “Company”), one of the largest and fastest-growing electric vehicle charging service providers in China, today announced that its board of directors has approved and adopted a new share incentive plan of the Company (the “New 2022 Share Incentive Plan”). The maximum number of Class A ordinary shares of the Company available to be issued under the New 2022 Share Incentive Plan is initially 249,770,760 and will be increased on the first day of each fiscal year from January 1, 2023 by an amount equal to 1% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, unless otherwise decided by the board of directors of the Company.

The New 2022 Share Incentive Plan took effect on September 29, 2022 and replaces the 2022 Share Incentive Plan of Dada Auto Inc. (the “Original Plan”), which the Company adopted and assumed upon the closing of the merger transaction between RISE Education Cayman Ltd, the Company’s predecessor, and Dada Auto Inc. on June 10, 2022. The New 2022 Share Incentive Plan has a larger number of shares available to be issued than the Original Plan, and is substantially similar to the Original Plan in other respects.

Outstanding awards under the Original Plan remain valid. These awards are governed by, and counted towards the total number of shares available under, the New 2022 Share Incentive Plan.

About NaaS Technology Inc.

NaaS Technology Inc. is one of the largest and fastest growing EV charging service providers in China. The Company is a subsidiary of Newlinks Technology Limited, a leading energy digitalization group in China. NaaS provides one-stop services to charging pile manufacturers and operators, OEMs, companies with their own delivery fleets as well as fleet operators, with online, offline, and non-electric services covering the whole value chain across the EV sector. As of 2021, NaaS had connected 290,000 chargers, with an annual charging capacity of over 1,200 Gigawatt hours, accounting for about 18% of China's public charging market and eliminating 900,000 tons of carbon emissions annually. On June 13, 2022, the American depositary shares of the Company started trading on NASDAQ under the stock code NAAS.

Safe Harbor Statement

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “believes,” “anticipates,” “intends,” “estimates” and similar statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. All information provided in this press release is as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For investor and media inquiries, please contact:

Investor Relations

NaaS Technology Inc.

Email: ir@enaas.com

Media inquiries:

E-mail: pr@enaas.com